SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: First Eagle Municipal High Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1345 Avenue of the Americas,

New York, NY 10105

Telephone Number (including area code): (212) 698-3300

Name and address of agent for service of process:

David P. O’Connor

c/o First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

With copies of Notices and Communications to:

David W. Blass

Nathan Briggs

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 19th day of April 2024.

FIRST EAGLE MUNICIPAL HIGH INCOME FUND

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	Sole Trustee

Attest:	/s/ Smriti Kodandapani
Smriti Kodandapani